Exhibit 99.3

Gambling.com Group Expands Credit Facility to $165 Million

CHARLOTTE, N.C. – March 3, 2025 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing provider of digital marketing services for the global online gambling industry, today announced it entered into an amendment to its existing credit facility (the “Credit Facility”), with Wells Fargo Bank, National Association, as administrative agent, expanding its total available credit and extending its maturity.

The amendment, among other items, increases the Credit Facility from $100 million to $165 million, consisting of a revolving credit facility of $90 million and a term loan facility of $75 million, syndicates the Credit Facility across multiple lenders and extends the maturity date of both facilities to February 28, 2028. The amendment also raises the uncommitted incremental facilities cap from $10 million to $50 million.

Elias Mark, Chief Financial Officer of Gambling.com Group, commented, “Expanding our credit facility to $165 million and securing a syndicate of lenders strengthens our financial position and enhances our ability to execute on growth initiatives. This increased flexibility supports our organic expansion and strategic acquisition initiatives, allowing us to scale efficiently, optimize our capital structure and drive continued value creation for our shareholders.”

Wells Fargo Securities, LLC, Axos Bank and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lead arrangers in connection with the amendment. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank and Comerica Bank are lenders under the Credit Facility.

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For further information please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com or Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500

Media: Eddie Motl, Gambling.com Group, media@gdcgroup.com

About Gambling.com Group Limited
Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing provider of digital marketing services for the global online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com, and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in more than 10 languages across 19 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry. The Group’s OddsJam platform provides a suite of tools and services to assist consumers and enterprises in sports betting.